UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2 Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cycomm International, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

232558208 (CUSIP Number)

December 31, 2004

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 232558208	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Name RAB Special Situations LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 6,400,000 shares of Common Stock. 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             Approximately 7.5% as of the date of filing this statement. (Based on 85,283,504  shares of

            Common Stock issued and outstanding as of November 8, 2002.)

12.	TYPE OF REPORTING PERSON* PN

CUSIP NO. 232558208	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Name RAB Partners Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 6,400,000 shares of Common Stock. 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Approximately 7.5% as of the date of filing this statement. (Based on 85,283,504 shares  of

            Common Stock issued and outstanding as of November 8, 2002.)

12.	TYPE OF REPORTING PERSON* CO

CUSIP NO. 232558208	13G	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Name RAB Capital plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 6,400,000 shares of Common Stock. 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Approximately 7.5% as of the date of filing this statement. (Based on 85,283,504 shares of

            Common Stock issued and outstanding as of November 8, 2002.)

12.	TYPE OF REPORTING PERSON* CO

CUSIP NO. 232558208	13G	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Name William Philip Richards
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 6,400,000 shares of Common Stock. 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Approximately 7.5% as of the date of filing this statement. (Based on 85,283,504 shares  of

            Common Stock issued and outstanding as of November 8, 2002.)

12.	TYPE OF REPORTING PERSON* IN

CUSIP NO. 232558208	13G	Page 6 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Name Michael Alen-Buckley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 6,400,000 shares of Common Stock. 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Approximately 7.5% as of the date of filing this statement. (Based on 85,283,504 shares  of

            Common Stock issued and outstanding as of November 8, 2002.)

12.	TYPE OF REPORTING PERSON* IN

CUSIP NO. 232558208	13G	Page 7 of 9 Pages

Item 1	(a)	Name of Issuer: Cycomm International, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 1420 Springhill Road, Suite 420 McLean, Virginia 22102

Item 2	(a)	Name of Person Filing

Item 2	(b)	Address of Principal Business Office

Item 2	(c)	Citizenship

RAB Special Situations LP c/o RAB Capital plc No. 1 Adam Street London W2CN 6LE United Kingdom Delaware limited partnership

RAB Partners Limited P.O. Box 908 GT Walker House Mary Street George Town, Grand Cayman Cayman Islands company

RAB Capital plc No. 1 Adam Street London W2CN 6LE United Kingdom United Kingdom company

William Philip Richards No. 1 Adam Street London W2CN 6LE United Kingdom United Kingdom citizen

Michael Alen-Buckley No. 1 Adam Street London W2CN 6LE United Kingdom United Kingdom citizen

Item 2	(d)	Title of Class of Securities: Common Stock, No Par Value

Item 2	(e)	CUSIP Number: 232558208

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d- 1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP NO. 232558208	13G	Page 8 of 9 Pages

Item 4	Ownership: RAB Special Situations LP RAB Partners Limited RAB Capital plc William Philip Richards Michael Alen-Buckley

(a) Amount beneficially owned: 6,400,000 shares of Common Stock.

(b) Percent of Class: Approximately 7.5% as of the date of filing this statement. (Based on 85,283,504 shares of Common Stock issued and outstanding as of November 8, 2002.)

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: See item (a) above.

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: See item (a) above.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 232558208	13G	Page 9 of 9 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of February, 2005

RAB PARTNERS LIMITED		RAB SPECIAL SITUATIONS LP

By:	/s/ William Philip Richards William Philip Richards, Director	By:	RAB Partners Limited, its General Partner

		By:	/s/ William Philip Richards
William Philip Richards, Director

WILLIAM PHILIP RICHARDS		RAB CAPITAL PLC

/s/ William Philip Richards		By:	/s/ William Philip Richards William Philip Richards,
Managing Director

MICHAEL ALEN-BUCKLEY
/s/ Michael Alen-Buckley